Filed by Novacea, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Novacea, Inc.

Commission File No: 000-51967

Novacea Contact:

Edward C. Albini

Vice President and Chief Financial Officer

Tel: 650-228-1825

NOVACEA UPDATE ON ASENTAR™

SOUTH SAN FRANCISCO, CA, September 11, 2008—Novacea, Inc. (NASDAQ: NOVC), today reported that it has received notice from the United States Food and Drug Administration (FDA) that the agency has released the clinical hold on the Asentar™ Investigational New Drug (IND) application.

The FDA’s response was based on the completion of their review of information submitted by Novacea to address issues relating to the clinical hold raised by the regulatory agency in November 2007. Novacea had terminated the ASCENT-2 Phase 3 clinical trial in November 2007 due to an unexplained imbalance of deaths between the treatment and control arms of the trial.

As part of their guidance, the FDA requires that any future clinical studies conducted with Asentar must include in the consent form an unambiguous statement that the ASCENT-2 trial showed reduced survival for patients with androgen-independent prostate cancer (AIPC) given Asentar in combination with weekly Taxotere® (docetaxel) chemotherapy, as compared to AIPC patients receiving Taxotere administered every three weeks without Asentar. Also, any future consent form must not make reference to any survival benefits observed in earlier clinical trials involving Asentar for the treatment of AIPC patients. As previously announced, Novacea has no clinical trials planned for Asentar.

“We are pleased that the FDA released the clinical hold on Asentar following their review,” said Edward F. Schnipper, M.D., Novacea’s executive vice president and chief medical officer.

John P. Walker, Novacea’s chief executive officer and chairman of the board, commented, “We welcome the FDA’s response regarding their release of the clinical hold on Asentar. Following the exciting news last week regarding our proposed merger with Transcept Pharmaceuticals, and the related new direction for Novacea, we have no plans for further development of Asentar.”

About Novacea

Novacea, Inc. recently announced that it has entered into a definitive merger agreement with Transcept Pharmaceuticals, Inc. Closing of the transaction is subject to customary conditions, including obtaining the requisite shareholder approvals of both companies. If the merger is approved, it will create a specialty pharmaceutical company developing new patient benefits from novel applications of existing prescription sleep medicine and psychiatry drugs.

Novacea had been focused on in-licensing, developing and commercializing novel cancer therapies. Novacea has two product candidates, including Asentar™, which had been in a Phase 3 clinical trial for androgen-independent prostate cancer, and AQ4N, a hypoxia-activated prodrug. There are currently no clinical trials planned or underway for either candidate.

Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements speak only as of the date the statements are made and are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events. One should not put undue reliance on any forward-looking statements. Examples of such forward looking statements include, but are not limited to, statements related to the merger of Novacea and Transcept, including the business direction of Novacea in connection with such merger, and Novacea’s development plans with respect its product candidates. Important factors that could cause actual performance and results to differ materially from the forward-looking statements made by Novacea include: failure of Novacea stockholders to approve the merger; Novacea or Transcept inability to satisfy the conditions of the merger, or that the merger is otherwise delayed or ultimately not consummated; the Company’s ability to retain key employees required to maintain its operations; developments relating to Novacea’s licensing agreements; and other risks detailed from time to time under the heading “Risk Factors” in Novacea’s most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as may be updated from time to time by Novacea’s future filings under the Securities Exchange Act. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, Novacea’s actual performance or results may vary materially from any future performance or results expressed or implied by these forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual performance or results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws.

Novacea is a registered trademark of Novacea, Inc., and Asentar™ is a trademark of Novacea, Inc. All other trademarks are property of their respective owners.

Additional Information about the Merger and Where to Find It

In connection with the merger, Novacea and Transcept intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. Investors and security holders of Novacea and Transcept are urged to read these materials when they become available because they will contain important information about Novacea, Transcept and the merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Novacea with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Novacea by directing a written request to: Novacea, Inc., 400 Oyster Blvd., Suite 200, South San Francisco, California 94080, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Novacea and its directors and executive officers and Transcept and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Novacea in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Novacea is also included in Novacea Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 17, 2008. This document is available free of charge at the SEC web site (www.sec.gov) and from Investor Relations at Novacea at the address described above.